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EXHIBIT 11 — COMPUTATION OF EARNINGS PER SHARE

WHIRLPOOL CORPORATION AND SUBSIDIARIES

(all amounts in millions except earnings per share)

	2005	2004	2003
Basic:
Average Shares Outstanding	67.1	67.4	68.7
Net Earnings	$422.3	$406.2	$414.5

Net Earnings Per Share	$6.30	$6.02	$6.03

Diluted:
Average Shares Outstanding	67.1	67.4	68.7
Treasury Stock Method:
Stock Options	0.5	0.8	0.8
Stock Compensation Plans	0.7	0.7	0.6

Average Shares Outstanding	68.3	68.9	70.1

Net Earnings	$422.3	$406.2	$414.5

Diluted Earnings	$422.3	$406.2	$414.5

Diluted Earnings Per Share	$6.19	$5.90	$5.91

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EXHIBIT 11 — COMPUTATION OF EARNINGS PER SHARE WHIRLPOOL CORPORATION AND SUBSIDIARIES (all amounts in millions except earnings per share)